June 10, 2008

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 450 Fifth Street, N.W. Washington, D.C. 20549-0405
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated May 20, 2008, regarding

Timberline Resources Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2008

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed April 24, 2008

Form SB-2

Filed December 26, 2007

File No. 333-148336

Dear Ms. Parker:

This letter responds to the staff’s comments set forth in the May 20, 2008 letter regarding the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A and Form SB-2. We have previously provided you with responses to the staff’s comments regarding the Form 10-QSB for the quarters ended December 31, 2007 and March 31, 2008 in a separate response letter provided to you on May 29, 2008. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Anne Nguyen Parker

June 10, 2008

General

Staff Comment No. 1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

Timberline Resources Corporation’s Response:

This comment is duly noted and the Company has organized its responses as requested.

Form SB-2, file no. 333-148336

Staff Comment No. 2.

Please tell us the status of this filing. In this regard, we note disclosure in your Form 10-QSB for the quarter ended March 31, 2008 that you have agreed to file a resale registration on Form SB-2 and to cause such registration to be declared effective no later than 120 days of the Closing Date. Please tell us whether you have filed all agreements relating to the private placement to which this SB-2 relates, including a registration rights agreement, if any. Please also tell us what penalties, if any, you are incurring as a result of the Form SB-2 not yet being declared effective.

Timberline Resources Corporation’s Response:

We have filed all material agreements relating to the private placement, completed on October 11, 2007, to which the SB-2 relates. There was not a registration rights agreement. The agreement to bring the registration statement effective within 120 days of the closing of the private placement was made by a representation of the Company in the individual subscription agreements signed by the investors. There are no penalties for failing to bring the registration statement effective.

Anne Nguyen Parker

June 10, 2008

Schedule 14A filed April 22, 2008

Questions and Answers About Proxy Materials and Voting

General

Staff Comment No. 5.

Given that the Kettle Agreement entered into on March 10, 2008 is contingent on your ability to raise sufficient funds to complete the SMD acquisition, it appears that two of your named executive officers, Messrs. Kettle and Deeds, have an interest in two of the matters to be voted upon—the issuance of the 35 million shares and the SMD purchase. It also appears that they own at least 16.4% of the outstanding voting securities. Highlight for investors the interest these executives have in these proposals and state whether Messrs. Kettle and Deeds have indicated if they will vote in favor of them. See also comment 27 below. State the number of shares held by unaffiliated shareholders that will need to vote for the proposals if Messrs. Kettle and Deeds do in fact vote to approve them.

Timberline Resources Corporation’s Response:

We have disclosed in the proxy that pursuant to an agreement between Mr. Kettle and Mr. and Mrs. Deeds, Mr. Kettle purchased all of the outstanding Series A Preferred Shares held by Mr. and Mrs. Deeds, contingent upon receiving payment from the Company. The effect of this agreement is that the Company will be purchasing all of the Series A Preferred Shares solely from Mr. Kettle for the aggregate $10.0 million price.

In response to your comment, we have added the disclosure on pages 6-7 under the question heading “Will the holders of Series A Preferred Shares approve the acquisition of SMD and the proposed financing?" of the proxy statement to clarify that the holders of the preferred stock have indicated that they intend to vote in favor of the SMD acquisition and potential financing, as well as to clearly state the number of votes required. However, if the Company repurchases the Series A Preferred Shares early (after the record date, but before the vote takes place), the proxy also reflects that in such a case the Company would receive a proxy statement from the Series A Preferred Share holder voting the Series A Preferred Shares in favor of each proposal at the Annual Meeting.

The Company has entered into a commitment letter which will permit it to borrow $7.5 million in order to repurchase the Series A Preferred Shares, regardless of the completion of the proposed financing. The Company anticipates that the balance of the acquisition price of the Series A Preferred Shares will be the form of a promissory note from the Company. The Company may use this short-term loan and promissory note to repurchase the Series A Preferred Shares before the vote for the SMD Purchase and Financings.

We have also disclosed in Proposal 3 under the heading “Interested Parties” the interest that Mr. Kettle has in the timely closing of the SMD Purchase and Financings.

Anne Nguyen Parker

June 10, 2008

How many votes do I get? Page 5

Staff Comment No. 6.

You state that convertible preferred stock has voting rights equal to a common share on a one-to-one as converted basis. Clarify your disclosure to state affirmatively, if true, that holders of preferred stock many vote on each of the matters and state whether they vote as one class with the common stock.

Timberline Resources Corporation’s Response:

In response to your comment, we have revised the disclosure on page 4 under the question heading “How many votes do I get?” of the proxy statement to indicate clearly that holders of preferred stock may vote on each of the matters presented to the shareholders under the proxy statements and that the preferred stock votes as one class with the common stock, except in regard to the Reincorporation proposal on which the preferred stock votes as a separate voting group under Idaho law.

How many votes do you need to hold the meeting?, page 6

Staff Comment No. 7.

Specify the number of shares that constitute a majority of the outstanding voting shares of the company.

Timberline Resources Corporation’s Response:

In response to your comment, we have revised the disclosure on page 6 under the question heading “How many votes do you need to hold the meeting?” of the proxy statement to indicate the number of shares that constitute a majority of the issued and outstanding voting shares as of the record date. We have also included the number of Common Shares that constitute a majority of the Common Shares and the number of Series A Preferred Shares that constitute a majority of the Series A Preferred Shares for purposes of the Reincorporation proposal.

How many votes are needed to elect directors?, page 6

Staff Comment No. 8.

You indicate that directors will be elected by a majority of the votes cast at the meeting. However, in the Notice of the Annual meeting and on page 9 you indicate that directors are elected by a plurality vote and in Section 2.3(b) of your By-Laws, it states that “a plurality of the votes cast... shall elect directors.” Please reconcile these statements.

Timberline Resources Corporation’s Response:

The disclosure on page 6 under the question heading “How many votes are needed to elect directors?” was in error and has been corrected. The disclosure in the Notice of Annual meeting is correct. Pursuant to Section 2.3(b) of our By-laws, directors are

Anne Nguyen Parker

June 10, 2008

elected by a plurality of the votes cast. We have updated the disclosure on page 6 under the question heading “How many votes are needed to elect directors?” to state that “[t]he nominees for election as directors at the Annual Meeting will be elected by a plurality of the votes cast at the meeting.  The nominees who receive the most votes will be elected. A properly executed proxy card marked WITHHELD with respect to the election of directors will not be voted and will not count FOR or AGAINST any of the nominees.”

How many votes are needed to ratify the appointment of the independent registered public accounting?, page 6

Staff Comment No. 9.

You indicate that for this matter, and the rest of the matters on the meeting agenda, they will be approved if the votes cast for the proposal exceed the votes cast against the proposal. See also your disclosure on page 28 under “Required Vote.” However, in the Notice of the Annual Meeting you indicate that these matters will be approved by a majority of the shares present, and Section 2.2(b) of your By-Laws states that “[t]he affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders....” Please reconcile these statements.

If these matters must be approved by a majority of the votes present, please revise the question entitled “What if I abstain from voting” to clarify that as to these matters, an abstention will have the same effect as a vote against.

Timberline Resources Corporation’s Response:

In response to your comment, we have reviewed Section 2.2(b) of our By-laws and have determined that matters present at a meeting of the shareholders must be approved by the majority of the voting power of the shares present at the meeting. We have revised our disclosure throughout the proxy statement and particularly on pages 6 and 7 to indicate that each of the matters (other than election of directors) must be approved by the majority of the voting power of the shares present at the meeting. We have also revised the disclosure under the question heading “What if I abstain from voting?” and similar disclosure throughout the proxy statement to clarify that an abstention will have the same effect as a vote cast against.

Proposal 1 Election of Directors

Information on the Board of Directors, Executive Officers and Key Employees

General, page 10

Staff Comment No. 10.

Eliminate any gaps or ambiguities with regard to time in each officer and director biographies. For example in Messrs. Dircksen, Klepfer and Moore’s biographies provide

Anne Nguyen Parker

June 10, 2008

a detailed discussion of the most recent five years, including the month and year each one held each named position or office.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the officer and director biographies on pages 10 and 11 to provide more detailed timelines of positions held.

Corporate Governance

Board of Directors Structure, page 12

Staff Comment No. 11.

We note your disclosure that Messrs. Kettle and Deeds (the “Kettle shareholders”) are advisory board members. Explain their role as well as the role of any other advisory directors on your Board.

Timberline Resources Corporation’s Response:

In response to your comment, we have added a section titled “Advisory Board” explaining the role of advisory directors on page 15, after the section titled “Corporate Governance and Nominating Committee.” We have also clarified in the sections titled “Kettle Employment Agreement” and “Deeds Employment Agreement” to disclose that as of May 15, 2008, Mr. Kettle and Mr. Deeds have resigned as Advisory Directors of Timberline Resources.

Director Independence, page 13

Staff Comment No. 12.

Expand your disclosure to explain what you mean when you say that you will adjust your Board accordingly to maintain compliance with the AMEX listing rules if the SMD purchase is completed. For example, state whether you intend to increase or decrease the size of the board.

Timberline Resources Corporation’s Response:

We gave added disclosure on pages 12 and 14 to indicate that we intend to increase our Board to include an additional independent director, but we have not yet identified a person to fill this position. If we still have not identified such a person at the time the SMD acquisition is complete, a current inside director will resign to maintain compliance with AMEX independence requirements.

Meetings of the Board and Board Member Attendance at Annual Meeting, page 12

Staff Comment No. 13.

State the number of board members who attended last year’s annual meeting.

Anne Nguyen Parker

June 10, 2008

Timberline Resources Corporation’s Response:

In response to your comment, we have included on page 12 the statement that there were four members of the Board of Directors in attendance at last year’s annual meeting.

Board Committees, page 12

Staff Comment No. 14.

We note your statements that each of your audit, nominating and compensation committee charters may be obtained by requesting a copy from Mr. Hardy, your corporate secretary. Please revise your disclosure to comply with instruction 2 to Item 407 of Regulation S-B in regard to providing copies of the charters to your shareholders.

Timberline Resources Corporation’s Response:

In response to your comment and in compliance with Instruction 2 to Item 407 of Regulation S-B, we have revised the disclosure on pages 12-14 under the headings “Audit Committee and Audit Committee Financial Experts”, “Compensation Committee” and “Corporate Governance and Nominating Committee” of the proxy statement to indicate that the committee charters are available on the Company’s website at www.timberline-resources.com.

Compensation Committee, page 14

Staff Comment No. 15.

Ensure that your have provided all of the information required by item 407(e) of Regulation S-B. As an example, state the role any executive officer has in determining or recommending director or executive compensation, and state whether the committee may delegate its authority.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the disclosure on pages 13 and 14 under the heading “Compensation Committee” of the proxy statement to clarify the role executive officers play in aiding the compensation committee in determining or recommending executive compensation. We have also added disclosure to the effect that the compensation committee can not delegate its authority. We have reviewed Item 407(e) of Regulation S-B and believe that the updated disclosure meets the requirements stated therein.

Anne Nguyen Parker

June 10, 2008

Corporate Governance and Nominating Committee, page 14

Staff Comment No. 16.

Provide the disclosure required by Item 407(c)(2)(iii) of Regulation S-B regarding the basis for your view that that it is appropriate for you not to have a policy regarding consideration of director candidates recommended by shareholders.

Timberline Resources Corporation’s Response:

We have adopted a policy regarding the Nominating Committee’s process for identifying and evaluating nominees for director, including those candidates recommended by our shareholders. In light of the adoption of this policy, we have added the disclosure required by Items 407(c)(2)(ii) and (iv) of Regulation S-B to our proxy statement on page 14, instead of the disclosure required by Item 407(c)(2)(iii). The Director Nominating Process and Policy is available on our website at www.timberline-resources.com.

Staff Comment No. 17.

Describe the committee’s process for identifying and evaluating nominees for director. See item 407(c)(2)(vi) of Regulation S-B.

Timberline Resources Corporation’s Response:

We have added a description of the Nominating Committee’s process for identifying and evaluating nominees for director to our proxy statement on page 14. This description is based on our Nominating Committee Process and Policy, which is available on our website.

Executive Compensation

Summary Compensation Table, page 15

Staff Comment No. 18.

Ensure that you have provided all of the information required by Item 402 of Regulation S-B. As an example, provide the footnote information required by Instruction to Item 402(b)(2)(v) and (vi) regarding the assumption made in the valuation of the stock awards and option awards vested. As another example, provide any vesting schedule for equity awards.

Timberline Resources Corporation’s Response:

In response to your comment, we have added footnote information to the summary compensation table on page 16 discussing where we obtained the valuation for the stock and option awards.

Anne Nguyen Parker

June 10, 2008

Executive Compensation Agreements

General

Staff Comment No. 19.

We note the stock awards made to Messrs. Thornberry, Klepfer, Dircksen, Swallow and Hardy on October 24, 2007. Add a brief description of these awards in the appropriate place in this section.

Timberline Resources Corporation’s Response:

In response to your comment, we have added disclosure on pages 16 and 17 under the section heading “Executive Compensation Agreements and Summary of Executive Compensation – Report on Executive Compensation” to briefly describe the stock awards granted on October 24, 2007.

Staff Comment No. 20.

Ensure that you have set forth the material terms of the employment agreements for each named executive officer, as required by Items 402(c) and (e) of Regulation S-B. For example, Section 4.4 of Mr. Swallow’s employment agreement indicates that he was to receive incentive stock options under the 2005 Stock Incentive Plan. Please disclose the amount of the options granted. In addition, Sections 6.5 and 6.6 of the employment agreements for Messrs. Swallow, Hardy, and Dircksen, and Section 8.6 of the employment agreements for Messrs. Kettle and Deeds provide for the payment of severance upon certain terminations of employment. Please also revise your disclosure under the section entitled Retirement, Resignation or Termination Plans accordingly.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the section entitled “Swallow Employment Agreement” on page 17 to reflect the fact that Mr. Swallow did not actually receive any stock options until October of 2007, which options had an exercise price of $3.40 and a term of five years. The employment agreement sections and the section entitled “Retirement, Resignation or Termination Plans” on page 19 have been updated to reflect the payment of severance upon certain terminations of employment.

Staff Comment No. 21.

Please update this section to reflect the March 10, 2008 agreements regarding the resignations of Messrs, Kettle and Deeds and the payments to these persons. Please file these severance agreements.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the employment agreement sections on pages 18 and 19 to discuss the agreements regarding the resignations of Messrs. Kettle and Deeds and the severance amounts paid to them to date.

Anne Nguyen Parker

June 10, 2008

Dircksen Employment Agreement, page 16

Staff Comment No. 22.

State whether the signing bonus of 50,000 shares and 500,000 incentive stock options were awarded to Mr. Dircksen.

Timberline Resources Corporation’s Response:

In response to your comment, we have added a statement on page 17 confirming that the signing bonus of 50,000 shares and the 500,000 incentive stock options were awarded to Mr. Dircksen.

Kettle Employment Agreement, page 16

Staff Comment No. 23.

Eliminate the second sentence of this paragraph, as there is no exhibit 10.18 to the proxy statement.

Timberline Resources Corporation’s Response:

In response to your comment, we have deleted the second sentence of this paragraph.

Staff Comment No. 24.

Affirmatively state whether the acquisition-based bonus will be payable to both Messrs. Kettle and Deeds if the SMD acquisition is completed. If so, in an appropriate place in the proxy statement, specify the amount of the bonus they will each receive.

Timberline Resources Corporation’s Response:

No acquisition-based bonus will be paid to either Mr. Kettle or Mr. Deeds. Both of these employment agreements have been terminated pursuant to the resignation of Mr. Kettle and Mr. Deeds as announced in our Current Report of Form 8-K as filed with the SEC on May 15, 2008. The disclosure on pages 18 and 19 under the headings “Kettle Employment Agreement” and “Deeds Employment Agreement” have been amended to reflect the resignation of both officers. Additionally the disclosure will indicate that Mr. Kettle and Mr. Deeds each received a cash severance amount of $600,000 at the time of their resignation, an additional cash severance of $300,000 paid out over installments during 2008, the balance of their 2007 bonuses amounting to $135,822 each, and the Company will repurchase the 4,700,000 shares of Series A Preferred Stock held by Mr. Kettle for an aggregate price of $10.0 million. As of May 21, 2008, the Company has paid the cash severance amount of $600,000 and the 2007 bonus amount of $135,822 to each of Mr. Kettle and Mr. Deeds.

Outstanding Equity Awards at Fiscal Year End, page 17

Anne Nguyen Parker

June 10, 2008

Staff Comment No. 25.

Ensure that you have provided all of the information required by Item 402(d) of Regulation S-B. As an example, this table must show all of the equity awards outstanding as of your most recent fiscal year end, not awards granted, as the preface to the table states. We note your statement in footnote 1 to this table that Messrs, Swallow, Kettle and Deeds have no option or stock awards. However, the Summary Compensation Table indicates that they do have awards. Additionally, footnote 1 to the Beneficial Ownership table on page 20 indicates that Mr. Thornberry was granted an option to purchase 50,000 shares on February 7, 2005. Please advise.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated and added a footnote on page 19 to the outstanding equity awards table to reflect that Mr. Swallow had no option or stock awards as of the fiscal year end of September 30, 2007. We have not included Mr. Thornberry in this table as he is not an executive officer. Mr. Kettle and Mr. Deeds are not included in this table as Item 402(d) of Regulation S-B asks for unexercised options, stock that has not vested and equity incentive plan awards, none of which are applicable to the holdings of Mr. Kettle and Mr. Deeds.

Retirement, Resignation or Termination Plans, page 17

Staff Comment No. 26.

Ensure that you have complied with Item 402(e) of Regulation S-B in regard to describing the material terms of each agreement providing for payments to any named executive officer in connection with retirement. We note that your subsidiary has a SERP for Messrs. Dircksen, Kettle and Deeds.

Timberline Resources Corporation’s Response:

In response to your comment, we have added the disclosure on pages 19 and 20 under the heading “Retirement, Resignation or Termination Plans” regarding the SERP plans for Messrs. Dircksen, Kettle and Deeds. The Company’s obligations with regard to the SERP agreements for Mr. Kettle and Mr. Deeds have been terminated in connection with the resignations of Mr. Kettle and Mr. Deeds and the Company has agreed to transfer to Mr. Kettle and Mr. Deeds, certain life insurance policies which were maintained by the Company to fund the Company's obligations under the SERP agreements.

Director Compensation

Compensation of Directors, page 18

Staff Comment No. 27.

You state that certain directors have held consulting agreements with the company “as described above.” Clarify in this section which of your directors have had and which of

Anne Nguyen Parker

June 10, 2008

your directors currently have consulting agreements with you. In addition, please update the disclosure at the bottom of page 23 to discuss the amount paid for consulting services to related parties during the year ended December 31, 2007.

Timberline Resources Corporation’s Response:

None of our directors have held consulting agreements with the Company in the past three years. We have removed this disclosure from the proxy statement.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 19

Staff Comment No. 28.

Ensure that you have complied with the requirements of Item 403 of Regulation S-B. As one example please provide the beneficial ownership information as of the most recent practicable date. The information you present is as of September 30, 2007 and December 18, 2007.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the beneficial ownership information on page 22 as of May 1, 2008.

Staff Comment No. 29.

Please update the beneficial ownership information for Praetorian Capital Management LLC in light of the Schedule 13D it filed April 4, 2008.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the beneficial ownership information for Praetorian Capital Management on page 22 to reflect its Form 4 filings through May 1, 2008.

Certain Relationships and Related Transactions, page 21

Staff Comment No. 30.

To aid the reader, arrange your discussion of the various transactions by subject matter, as opposed to chronological order, and use descriptive subheadings. For each transaction state how it was approved, for example whether by the disinterested members of the board.

Timberline Resources Corporation’s Response:

In response to your comments, we have added descriptive subject headings throughout the disclosure in the section heading “Certain Relationships and Related Transactions.” However, we have not re-arranged the disclosure by subject matter versus chronological

Anne Nguyen Parker

June 10, 2008

order as we believe a chronological presentation with subheadings is clearer for the reader. Chronological order allows a coherent presentation which relates directly to events in the development of the Company. Because many of the transactions are inter-related from a business development standpoint, we believe a chronological presentation will be more understandable for the reader.

Staff Comment No. 31.

State the business purpose for entering into the Kettle Agreement, including an explanation of how the $10 million repurchase price and amount of severance payments were determined. State the source of funds to pay the $900,000 in severance.

Timberline Resources Corporation’s Response:

The primary business purpose for entering into the Kettle Agreement was to eliminate, through the repurchase of the Series A Preferred Stock, the potentially burdensome redemption provisions of the Series A Preferred Stock. Upon certain occurrences, including a failure to list on AMEX or another national securities exchange on a timely basis, a subsequent delisting from such exchange, or a failure to maintain adequate trading volume, the holder would have the right to require the Company to redeem the Series A Preferred Stock. If the Company was unable to do so, the terms of the Series A Preferred Stock deem that such failure to repurchase was a deemed offer to sell Kettle Drilling back to the Series A Preferred Stock holders. We believe this would have adversely affected our financial results. The consent provisions relating to the Series A Preferred Stock and the uncertainty relating to the redemption provisions caused the Company to conclude that it was in the best interests of the Company and its shareholders for the Series A Preferred Stock to be repurchased. The $10 million repurchase price and the amount of the severance payments were determined through arms’ length negotiations with Messrs. Kettle and Deeds.

As of May 21, 2008 the Company has paid out to each of Mr. Kettle and Mr. Deeds the $600,000 severance amount and 2007 bonus amount of $135,822. This amount has been paid out of the Company’s working capital. The Company will pay the additional cash severance amount of $300,000 to each of Mr. Kettle and Mr. Deeds in installments during 2008 out of our working capital.

We have added this disclosure to page 27 of our proxy statement.

Approval of the SMD Purchase

General, page 27

Staff Comment No. 32.

Provide us with your analysis as to why you have not provided the information requested by Item 14(c)(1) of Schedule 14A, specifically the information required by Part B of Form S-4.

Timberline Resources Corporation’s Response:

Pursuant to Instruction 3 to Item 14 of Regulation 14A, we have determined that we are not required to provide the information referenced above because only the security holders of the acquired company are voting. The sole shareholder of SMD is Ron Guill, who is a signatory to the purchase agreement.

Anne Nguyen Parker

June 10, 2008

Staff Comment No. 33.

You indicate that the number of shares anticipated to be issued in the SMD purchase and the financing transaction trigger the need for shareholder approval under Idaho law. Under an appropriate heading and in tabular format, specify the number of shares you have authorized for issuance, the number of shares currently outstanding and the number of shares (and percent of outstanding) expected to be issued in connection with the SMD purchase, the financing transaction, and to be reserved for issuance under the Equity Incentive Plan.

Timberline Resources Corporation’s Response:

In response to your comment, we have added a table addressing these requested numbers under the heading “Calculation of Shareholder Vote Trigger” to page 31 of our proxy statement.

Staff Comment No. 34.

Update your disclosure in regard to your application for listing on the AMEX.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated our disclosure throughout the proxy statement to indicate that we have listed on AMEX.

Summary

Purchase Price, page 28

Staff Comment No. 35.

Disclose the expected source of funds to repay the $20 million note given to Mr. Guill in partial payment of SMD.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the summary table on page 32 to state that we expect to repay the $20 million in deferred cash payments out of SMD revenues and consolidated cash flow. We have also stated this under “Consideration Offered to Mr. Guill” on page 35.

Conditions, page 28

Staff Comment No. 36.

You state that you must raise no less that $45 million in net proceeds from the financing to close the SMD purchase. In an appropriate place in the proxy statement, discuss what will happen if you raise enough money to close the SMD purchase, but not enough to buy back the Series A preferred stock, or to fund working capital requirements.

Anne Nguyen Parker

June 10, 2008

Timberline Resources Corporation’s Response:

If we raise enough money to close the SMD purchase but not enough to buy back the Series A Preferred Shares, the Company has an agreement to obtain a short-term $7.5 million loan that it will use in connection with writing a $2.5 million note to buy back the Series A Preferred Shares. This disclosure has been added to page 36 of our proxy statement in the section titled “Post-Closing Liquidity Outlook.”

As disclosed in the “Post-Closing Liquidity Outlook” section, Kettle and SMD both maintain lines of credit that may be drawn upon for working capital requirements.

Termination of Purchase Agreement, page 28

Staff Comment No. 37.

Specify whether there is an outside date for termination of the Purchase Agreement.

Timberline Resources Corporation’s Response:

While there is no outside date for termination of the SMD Purchase Agreement, as of May 1, 2008, both parties have the right to terminate the agreement so long as the terminating party is not responsible for the delay in closing. This has been clarified in our proxy statement on page 38.

Transaction Information, page 29

Staff Comment No. 38.

You state that “Over its last five fiscal years, SMD has generated EBITDA of 22 to 24-percent of revenue on consistent double-digit revenue growth.” Please provide the information required by Regulation G with respect to your EBITDA disclosure.

Timberline Resources Corporation’s Response:

In response to your comment, we have deleted the portion of the discussion relating to EBITDA measures.

Staff Comment No. 39.

Provide to us support for your claim that Mr. Dircksen “has contributed to several major discoveries” and that Conglomerate Mesa and Santa Rosa are “potentially world class projects.”

Timberline Resources Corporation’s Response:

In response to your comment, we have deleted these portions of the discussion.

Anne Nguyen Parker

June 10, 2008

Staff Comment No. 40.

Explain what you mean by the term “blue sky” and distinguish between a greenfield and brownfield exploration, as applicable. Add a risk factor that explains the risk to investors of pursuing a blue sky strategy.

Timberline Resources Corporation’s Response:

In response to your comment, we have expanded the description of Timberline’s business on page 33 to elaborate on both the “blue sky” and “picks and shovels” aspects of our business. Pursuant to Kimberley Anderson’s discussion with Donna Levy, we have not added any discussion of greenfield or brownfield exploration to the proxy statement as we do not consider it applicable.

We have also added a risk factor on page 41 explaining the risk of pursuing a blue sky strategy.

Staff Comment No. 41.

We note your goals and objectives for 2008 include increasing your exploration activity and completing exploration and drilling at several project sites. Reconcile these statements with your statement on page 32 under Post-Closing Liquidity Outlook that you would be required to limit certain capital expenditures including exploration activities and growth opportunities.

Timberline Resources Corporation’s Response:

In response to your comment, we have added disclosure with the 2008 goals and objectives to page 34 of our proxy statement, which clarifies that they may be curtailed or delayed due to the amount of capital raised in the proposed financing.

Post-Closing Liquidity Outlook, page 32

Staff Comment No. 42.

State whether the SMD credit facility will terminate upon a change of control of SMD.

Timberline Resources Corporation’s Response:

In response to your comment, we have disclosed on page 36 of our proxy statement that the SMD credit facility will not terminate upon a change in control of SMD.

Risk Factors, page 34

General

Staff Comment No. 43.

Anne Nguyen Parker

June 10, 2008

Add a risk factor that discusses the effect the issuance of the stock under all of the proposals will have on the stock price, including if the stock issued in the financing is issued at a discount to market.

Timberline Resources Corporation’s Response:

In response to your comment, we have added a separate risk factor to page 39 of our proxy statement dealing with the possible depressive effects on the market price of Timberline common stock resulting from the issuance of stock under the proposals.

Staff Comment No. 44.

Eliminate language that mitigates the risk you present. For example, in the risk factor entitled “Although Timberline expects that the acquisition will result in a benefit...,” on page 34, eliminate the first clause in the caption to the risk factor and the first three bullet points in the body of the risk factor.

Timberline Resources Corporation’s Response:

In response to your comment, we have deleted the appropriate language from the risk factor.

“Timberline may raise funds for the completion of the SMD Acquisition. . .,” page 35

Staff Comment No. 45.

Limit this risk factor to discussing dilution. Expand your discussion of the dilution that existing shareholders will experience to cover all of the stock that may be issued under all of the proposals.

Timberline Resources Corporation’s Response:

In response to your comment, we have limited this risk factor to discussing the dilutive effects of issuing more common stock.

Reports, Opinions, Appraisals

Opinion of Jeffries & company, Inc., page 37

Staff Comment No. 46.

Substantially expand this section as appropriate to disclose all material financial projections, forecasts and analyses provided by either party or its financial advisor at any time during this process (1) to the other party’s financial advisor; (2) the other party; or (3) to both. If you fail to disclose any of these items, provide the information to us on a supplemental basis, and explain why you do not believe disclosure would be required.

Timberline Resources Corporation’s Response:

Anne Nguyen Parker

June 10, 2008

We have provided to you on a supplemental basis a copy of the presentation materials presented to our Board by Jefferies on February 21, 2008, which contained financial forecasts prepared by SMD management and refined by the Company.  We have not disclosed these forecasts in the proxy statement because this information was prepared for Jefferies, and not intended for public disclosure.  The forecasts were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  In addition, we consider these forecasts to be confidential, and disclosure of this information could create a competitive disadvantage to the Company.

Staff Comment No. 47.

You state that the opinion of Jefferies is for the “use and benefit of the Board.” Please revise to eliminate any suggestion that shareholders may not rely on the opinion.

Timberline Resources Corporation’s Response:

Jefferies’ fairness opinion was prepared at the direction of, and was delivered to, the Company’s board of directors. It was not prepared at the direction of, nor was it delivered to, shareholders. It is summarized in the proxy statement because the Company’s board of directors considered it when determining whether to approve the Transaction. Shareholders should not place any more reliance on the fairness opinion delivered to the Company’s board than they would on other documents not addressed or delivered to them.

Staff Comment No. 48.

We note that your financial advisor considered three different valuation methods in providing its fairness opinion. Please revise your disclosure to more completely explain each valuation method, providing a discussion of the assumption made under each method. Address whether the purchase price is within the ranges under each method. If the purchase price is outside the range of any of the methods, explain how this supports the fairness opinion. Finally, explain why Jefferies determined that the transaction is fair in light of each valuation method.

Timberline Resources Corporation’s Response:

Please see pages 42-47 for revised disclosure that is responsive to this comment.

Past Contracts, Transactions or Negotiations, page 42

Staff Comment No. 49.

Substantially expand your disclosure to identify the dates of every meeting held to address the acquisition both internally and with SMD and describe the material issues addressed at each meeting. Disclose each instance when the material terms of the transaction were discussed and negotiated and the outcome of each discussion.

Timberline Resources Corporation’s Response:

Anne Nguyen Parker

June 10, 2008

In response to your comment, we have amended the “Past Contacts, Transactions or Negotiations” section on pages 47 and 48 of our proxy statement to provide substantially expanded disclosure of the SMD meetings.

Staff Comment No. 50.

State why it was decided to pursue the acquisition of SMD at this time and whether any alternative acquisitions were considered.

Timberline Resources Corporation’s Response:

In response to your comment, we have added a section titled “Why Pursue SMD?” into the “Past Contacts, Transactions or Negotiations” section on page 48 of our proxy statement.

Staff Comment No. 51.

Expand your statement that “after analysis by Timberline and Jefferies, the Board approved the terms of the purchase...,” to explain the basis upon which the Board approved the SMD acquisition.

Timberline Resources Corporation’s Response:

In response to your comment, we have expanded our discussion on pages 47 and 48 of our proxy statement to show how internal discussions believed SMD would be a benefit to Timberline, and when combined with Jefferies’ fairness opinion, led to the Board approving the terms of the purchase.

Staff Comment No. 52.

Please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 1015(b) of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of the fairness opinion, for example.

Timberline Resources Corporation’s Response:

In response to your comment, we have clarified our disclosure in the “Past Contacts, Transactions or Negotiations” section to note that a report was prepared by Jefferies and presented orally to management in December of 2007 relating to the potential financing alternatives for the SMD Acquisition and an additional report was presented to the Board in February of 2008 in connection with the rendering of Jefferies' fairness opinion.  In addition, we have added a statement to our discussion of the fairness opinion

Anne Nguyen Parker

June 10, 2008

expressly stating that there were no material differences between the oral and written versions of the fairness opinion.

We believe that the existing disclosure regarding the Jefferies February 21, 2008 report and fairness opinion in the “Reports, Opinions, Appraisals” subsection of the SMD purchase proposal is sufficient, and we have added a cross-reference to that section for the readers’ ease.  The December 17, 2007 report is not described in the “Reports, Opinions, Appraisals” subsection because it does not contain any appraisal relating to any proposed consideration or the fairness of any proposed consideration to be offered in the SMD acquisition. The Company will provide the Staff with a copy of the materials Jefferies presented to the Company’s management on December 17, 2007 and the Board on February 21, 2008.

Information about Small Mine Development, LLC

Description of Business, page 54

Staff Comment No. 53.

Your disclosure assumes the reader has familiarity with SMD’s projects. Expand your discussion to provide a description of each of SMD’s current projects.

Timberline Resources Corporation’s Response:

In response to your comment, we have expanded the description of SMD’s business on pages 60-62 of our proxy statement to provide a description of SMD’s current projects.

Approval of the Awards Increase, page 66

Staff Comment No. 54.

Ensure that you have complied with the provisions of Item 10 of Schedule 14A. For example, you say that you have described “certain” features of the plan. Describe all of the material features of the plan, including a discussion of the types of awards that may be made under the plan.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the disclosure on pages 73-75 of the proxy statement to include all material terms of the plan, including the types of awards that may be made under the plan. The disclosure complies with the provisions of Item 10 of Schedule 14A.

Staff Comment No. 55.

We note your disclosure on page 24 in footnote 2 to the equity compensation plan table that the number of securities to be issued upon exercise of outstanding options exceeds the authorized shares to be issued under the plan. Discuss this “overissuance” in this

Anne Nguyen Parker

June 10, 2008

section and state what will happen if you do not receive approval to increase the shares issuable under the plan. Specify the number of shares already issued under the plan.

Timberline Resources Corporation’s Response:

In response to your comment, we have updated the disclosure on page 27 under the heading “Equity Compensation Plans” and the disclosure on page 73 under the question heading “How many stock options have been authorized under the Amended 2005 Plan?” of the proxy statement to clarify the “over-issuance” and to state that the options will be cancelled if shareholder approval to increase the shares issuable under the plan is not obtained. We have also added a statement indicating the number of shares already issued under the plan.

Thank you for your review of the revised filing. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (208) 664-4859.

Sincerely,

Timberline Resources Corporation

Randal Hardy

Chief Executive Officer and Chief Financial Officer

cc:	DORSEY & WHITNEY LLP